Exhibit 99.1

SilverCrest Announces Positive La Joya Preliminary Economic Assessment
Base Case Pre-Tax NPV(5%) of US$133 Million and 30% IRR for “Starter Pit”

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - October 21, 2013 - SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has completed the Preliminary Economic Assessment (“PEA”) for its La Joya Silver Copper Gold Project (“La Joya”) located in Durango, Mexico. Summaries of the current resources used for the PEA, a preliminary Life of Mine Plan (LOMP), operating costs, capital costs and project economics are presented in tables below. A Technical Report compliant with NI43-101 is being completed by EBA Engineering Consultants, a Tetra Tech Company (EBA) with an effective date of September 23, 2013 to be filed within 45 days of this release. All currency values are presented in US$ unless otherwise specified.

N. Eric Fier, President & COO stated, "The positive results of this PEA will enable us to plan the next steps, establish achievable milestones and identify additional studies and analyses to optimize the project economics. We have engaged extensively with local communities at this early stage of the La Joya project development, emphasizing the importance of building collaborative, long term and sustainable relationships with all stakeholders”.

The PEA focuses on the first stage of La Joya development (“Starter Pit”) as a low strip, open pit with an initial 9 year life of mine plan (“LOMP”) and opportunities for expansion. This approach provides attractive economic returns using conservative metal price estimates and lower initial capital costs, which are more attractive in the current market.  The conceptual open pit operation would be in conjunction with a 5,000 tonnes per day (tpd) conventional mill and flotation/leaching plant to produce a high grade silver-copper concentrate with gold credits. The Starter Pit will have a conceptual average annual production of 3.9 million silver equivalent (AgEQ)* ounces per year and approximately 5 million ounces AgEQ* per year for each of the first 4 years of operation. An expansion of the Starter Pit to include additional resources within a larger pit would then be contemplated.

 The Company cautions that the PEA is preliminary in nature in that it is based on Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability

HIGHLIGHTS OF THE PRELIMINARY ECONOMIC ASSESSMENT

The PEA incorporated Base Case metal prices of $22/oz Ag, $3/lb Cu and $1200/oz Au (5 year historical average). Highlights of the Base Case economic estimates for the Starter Pit are as follows:

•	Pre-tax NPV5% of $133 million and an Internal Rate of Return (“IRR”) of 30.5%
•	Pre-tax NPV5% of $156 million and IRR of 34% using current metal prices of $21.93/oz Ag, $1316.25/oz Au and $3.27/lb Cu (as of 18/10/2013)
•	After-tax NPV5% of $93 million and an IRR of 22%
•	Payback period of approximately 2 years on initial capital
•	Pre- production capital costs of $141 million including contingencies of $17 million
•	Sustaining capital is estimated at $8 Million
•	Cash operating costs for the first three years average $10 per ounce AgEQ* and $13 per ounce AgEq* for the 9 years Starter Pit
•	Pre-tax undiscounted operating cash flow before capital expenditures totalling $342.5 million at an average of $38 million per year with the first four years averaging $60 million per year
•	A 9 year LOMP with 15.5M tonnes grading 50g/t Ag, 0.33%Cu and 0.19 g/t Au
•	Life of mine production of an estimated 34.8 million payable AgEQ*ounces, consisting of 19 million ounces of silver and 53 thousand ounces of gold and 93 million pounds of copper in concentrate, and
•	Production of an attractive high grade silver-copper concentrate (averaging 35% Cu and 4kg/t Ag) with a gold by-product.

* Silver equivalency for the PEA includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. The Price Ratio for  Ag:oz Au is (54.4:1), lb Cu:oz Ag is (7.3:1), both  based on 5 year historic metal price trends of US$22/oz silver, US$1200/oz gold, US$3/lbs. copper. Metallurgical recoveries are incorporated in the economic analysis (see Summary of PEA parameters in table below).

PEA ECONOMIC ANALYSIS

* Silver equivalency for the PEA includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Price ratio for Ag: Au is (54.4:1), Ag:Cu is  (7.3:1), both  based on 5 year historic metal price trends of US$22/oz silver, US$1200/oz gold, US$3/lbs. copper. Metallurgical recovery is incorporated as recoverable metal.

The PEA for the Starter Pit reports strong revenues in the initial four years of operations and a decrease in the revenues for subsequent two years due to decrease in the grades. It is anticipated that additional drilling and optimization of the mine schedule could improve these results based on the presence of high grade material in some sectors of the deposit which may ultimately be incorporated into the mine plan.

Sensitivity analyses were completed by adjusting commodity prices, the results of which are presented in the following graph.

The Starter Pit economics are more sensitive to silver and copper price, as they represent 55% and 36% of the total revenues respectively under the base case scenario. Each 10% increment in metal prices from the base case changes the pre-tax NPV by approximately $60 million and the IRR by approximately 8%.

Key Production Projections (000)                                                              LOMP Total                              Yrl         Yr2         Yr3         Yr4           Yr5 Yr6 Yr7 Yr8 Yr9
Silver Payable (Oz)                                       19,271              3,167           2,924           2,722           2,044           1,379                  1,600                   1,761 2,954 719
Gold Payable (Oz)                                       53              8           10           6           6           5         4         6         6           2
Copper Payabl e (1 bs)                                                    92,692                    18,555                    13,054                  12,000                   10,494 6,900 7,430 7,497 13,085 3,677
Silver Eq. (Oz)*                                       34,814              6,129           5,235           4,689           3,815           2,583                  2,858                   3,119 5,046 1,339
Key Financial Projections ($000,000)                                                                        LOMP Total                             Yrl         Yr2         Yr3           Yr4 Yr5 Yr6 Yr7 Yr8 Yr9
Gross income                                       728              128           110           98           80           54         60         65         106           28
Operating Costs                                       375              42           42           41           41           41         49         49         49           23
Cash Flow from Operations                                                    353           86           68           57           39         13         11         17           57 5
Pre Tax Cash Flow                                       343              77           66           56           38           13         7         16         56           12
Post Tax Cash Flow                                           295           59           53           47           33           13           7           16           53           12

PEA CAPITAL COSTS

EBA completed detailed cost estimates for the mine and processing plant based on preliminary vendor quotes, contract mining and similar projects recently completed in Mexico. Pre-production capital costs are estimated to total US$141 million including a $17 million contingency using an open pit mine contractor. This includes development of the project over a period of 1.5 years including initial mining for one year before start-up of operations. The La Joya property has excellent infrastructure to keep capital costs reasonable with a nearby international airport, highways, railway, main power grid and lines, several operating mines and communities with available workforce. The pre-production capital costs from the PEA are summarized below.

Pre Production Capital Costs (US$000)	LOMP Total	Year -2	Year -1
Overall Site	$17,915		$17,915
Pre Stripping	$6,700	$2,010	$4,690
Ore Handling	$9,095	$2,728	$6,366
Process Plant	$44,992	$13,497	$31,494
Tailings and Water Management	$6,850		$6,850
On-Site Infrastructure-Environmental	$9,116	$2,731	$6,385
Total direct	$94,666	$20,967	$73,699
Indirect	$24,825	$7,447	$17,377
Owners costs	$4,733	$1,420	$3,313
Subtotal	$29,558	$8,867	$20,691
Contingency	$16,966	$5,090	$11,876
Totals	$141,190	$34,924	$106,266
Sustaining Capital	$8,128

Provisions for $8 million of working capital and $6 million in mine closure have been made as part of the economic analyses in the PEA.

PEA STUDY PARAMETERS

The PEA has incorporated the following operational and economic parameters used in the Net Smelter Return Model (“NSR”) for the silver-copper-gold concentrate and also gold-silver dore production model from tailings leaching.

SUMMARY LA JOYA PEA PARAMETERS
Exchange	Rate
USD/MXN	$13.00
USD/CAD	$0.97
Metallurgical Recoveries	(%)
Silver recovery - Manto concentrate	76%
Silver recovery - Manto dore	7%
Silver recovery - Structure concentrate	76%
Silver recovery - Structure dore	7%
Gold recovery -Manto concentrate	55%
Gold recovery -Manto dore	5%
Gold recovery -Structure concentrate	45%
Gold recovery -Structure dore	10%
Copper recovery - Manto concentrate	86%
Copper recovery - Structure concentrate	84%
Copper Grade Concentrate (%)	35%
Item	Cost US$
Total Mining Ore cost US$/t	$2.16
Processing cost US$/t	$13.85
G & A US$/t	$1.81
Road freight US$/t copper concentrate	$50.00
Ocean freight US$/t copper concentrate	$65.00
Marketing US$/t copper concentrate	$2.50
Smelting US$/t copper concentrate	$70.00
Concentrate refining costs Ag US$/troz oz	$0.60
Concentrate refining costs Cu US$/lbs	$0.07
Gold Dore refining costs US$/troy oz	$10.00
Dore transportation US$/troy oz	$1.00
Fuel Costs US$/litre	$0.81
Deductions	(%)
Insurance % (copper in concentrate)	0.15%
Copper In Concentrate	1%
Gold Dore-Copper Concentrate	3%
Silver Dore	7%
Concentrate losses (%)	0.42%
Moisture Copper Concentrate (%)	8.50%
Conversion factors
Grams per troy ounce	31.1
Lbs. copper per tonne	2204

No smelter penalty charges for deleterious metals were applied to the concentrate for the PEA. The study assumes that silver copper concentrate will be shipped overseas by trucking from site to a port in Mexico which is the most used route for concentrate producers in operation near La Joya.

PROCESSING & METALLURGY

The most recent metallurgical studies indicate that a conventional flotation circuit will potentially recover a high grade silver copper concentrate with gold credits.  Depending on mineralization style and conditioning applied on the ALS locked cycle flotation tests, preliminary metal recoveries to the third cleaner concentrates range from 82.7 to 86.7% Cu, 76.7 to 84.3% Ag, and 18.2 to 42.4% Au for Manto and Structure composites. A gold leaching circuit with potential to recover 90% of gold and silver from the tailings to produce metal dore has also been incorporated in the PEA.

				3RD CLEANER CONCENTRATE (Excluding Leaching)
COMPOSITE	HEAD ASSAY			ASSAY			RECOVERY(%)
ORE TYPE	Cu%	Ag g/t	Au g/t	Cu%	Ag g/t	Au g/t	Cu	Ag	Au
Manto	0.35	47	0.19	36.6	4460	12.9	86	77	55
Structure	0.46	64	0.27	33.7	4300	9.61	84	77	40

The bulk silver copper concentrates from preliminary results produced from Manto and Structure composites show certain potentially deleterious elements for smelting such as arsenic, antimony and bismuth. Adding cyanide at cleaner flotation stages reduces the arsenic content to acceptable market limits without sacrificing copper, silver and gold recoveries. Additional test work is in progress to assess the distribution, concentration and potential reduction of antimony and bismuth.

LA JOYA RESOURCES

The La Joya mineral deposit is defined as a silver copper- gold skarn with disseminated to semi-massive sulphide (bornite –chalcopyrite) with three main ore types; Mantos, Structures and Contact Zone. The updated Mineral Resource estimations for the La Joya Project provided estimated Inferred Resources of 126.7 million tonnes grading 23.5 gpt Ag, 0.19%Cu and 0.17 gpt Au containing 198.6 million ounces of silver, 533 million pounds of copper and 95,900 ounces of gold. These resource estimates were announced by news release dated January 29, 2013 and are contained in a technical report dated March 27, 2013 titled “Updated Resource Estimate for the La Joya Property, Durango, Mexico and are the basis for the PEA.

Ag Eq Cut Off g/t	Tonnage (000)	Ag gpt	Cu%	Au gpt	Ag Eq gpt	Ag Oz (000)	Au Oz (000)	Cu Lbs (000)	Ag Eq* Oz (000)
15	126,700	23.5	0.19	0.17	48.7	95900	716.2	533.2	198.6
30	71,200	34.4	0.28	0.22	69.8	78700	524.8	436.8	159.8
60	27,900	57.5	0.48	0.28	112.2	51600	258.8	288.4	100.8

 *Silver equivalency for the resource estimation filed on March 27th, 2013 includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends ofUS$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. Classified by EBA, a Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. Note that AgEQ calculation for resources is different than PEA economic analysis based on change in metal prices. Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 g/t AgEq using the metal price ratios described above.

The conceptual first stage for development of La Joya with an initial 9 year Starter Pit uses the 60g/t Ag Eq cut off Inferred Resource for Manto and Structure Zones representing mineralized zones close to the surface. The PEA conceptual open pit and economic analysis excludes the Contact Zone, Santo Nino and Cerro Coloradito resources which are included in the above table.

The Contact Zone resources, not incorporated in the PEA, contains consistent Tungsten mineralization which is currently the subject of additional studies aimed at definition of preliminary economic parameters to be integrated in future assessment of  the La Joya Project.

PEA POTENTIAL PRODUCTION

The Whittle Pit analysis examined the NPV of 41 potential pits utilizing a 5,000 tpd operational capacity. The optimum pit is #31 with the highest NPV(see Table below) producing a 15.8 years LOMP, but it did not meet the criteria established for a Starter Pit with low strip ratio (less than 3:1) and reasonable capital costs. On this basis the selected pit for mine design & scheduling was Pit # 18.

*41 Optimized pit shells have been generated by keeping the parameters used for the Whittle optimization constant (Operating Costs, Metallurgical Recoveries, Pit Slope Angles and Discount Factor) and by varying the Revenue using   a range of  metal prices illustrated in the table above

The optimal mine scheduling incorporates, mining ore and waste in the year-1 grade optimization and stockpiling of material for reprocessing during the project life. is The production scheduling (Mill Feed Tonnes & grades) is illustrated as follows:

The 5,000 tpd processing plant will be comprised of crushing, milling and standard flotation facilities with production of a silver-copper concentrate as well as a gold-silver leaching circuit for re-treatment of tailings. The PEA adopted as a guideline a mitigation of environmental and social impact by minimizing the footprint of all proposed operational facilities in the region.

DETAILED RESULTS - WHITTLE PIT OPTIMIZATION RESULTS *
Optimized                        Ag Price                       Au Price                      Cu Price                          Pit NPV Value (S)                                           Mineralized Ag Au Cu AgEq Waste Strip Mine
Pit Shells                        USS/oz                       USS/oz                      USS/lb                Before Capex                            Material (t)                          g/t fi/t % gA t Ratio Life (years)
1             6.60           360.00                       0.90                      100,115,900                          2020,320                             84.5992 0.1308 0.6353 145.775 2,741390 1.36 112
2             7.04           384.00                       0.96                      109,893,318                          2343,165                             81.6735 0.1411 0.6076 140.9789 3,338,150 1.42 130
3             7.48           408.00                       102                      115,201617                          2520,283                             80.2652 0.1427 0.5972 138.7646 3,605,506 1.43 140
A             7.92           432.00                       108                      122806,282                          2839,100                             77.8409 0.1475 0.5731 134.5013 4,129,240 1.45 158
5             8.36           456.00                       114                      125,739,468                          2966,988                             76.892               0.148 0.5665 133.0076 4,351961 1.47 165
e             8.80           480.00                       120                      139,774,718                          3,604,586                             73.20               0.20 0.53 128.61 6,417,537 1.78 200
7             9.24           504.00                       126                      146,107,775                          3,923,200                             7131               0.20 0.51 125.61 6,970,624 1.78 218
8             9.68           528.00                       132                      154,928,907                          4,418,695                             69.21               0.21 0.49 12149 7,913,021 1.79 245
9             10.12                       552.00                                138                178,484,571                            5,998,857                          63.16 0.22 0.44 11251 11,684,040 1.95 3.33
10             10.56                       576.00                                144                188,661804                            6,642116                          6212 0.23 0.43 110.89 13,855,266 2.09 3.69
11             11.00           600.00                       150                      203,528,630                          7,978,137                             58.87               0.24 0.41 106.23 16,903,183 2.12 4.43
12             11.44                       624.00                                156                209,520,904                            8,450,525                          58.40 0.24 0.41 105.23 18,277,646 2.16 4.69
18             14.08                       768.00                                192                266,249,462                            16,478,157                          5109 0.21 0.34 9103 42,296,238 2.57 9.15
24             16.72                       912.00                                228                292082658                            24,694,274                          46.76 0.23 0.33 86.08 80,738,682 3.27 13.72
30             19.36                       1,056.00                                164                295,222640                            27,375,362                          45.32 0.23 0.32 83.97 92,839,018 3.39 15.21
31             19.80                       1,080.00                                270                295,692356                            28,370,280                          45.25 0.22 0.32 83.49 100,233,227 3.53 15.76
32             20.24                       1,104.00                                276                295,551467                            28,678,442                          45.13 0.22 0.31 83.26 101,899,424 3.55 15.93
33             20.68                       1,128.00                                282                294,297,054                            30,454,878                          44.74 0.22 0.31 8221 113,736,524 3.73 16.92
34             21.12                       1,152.00                                288                294,237,193                            31121587                          44.38 0.22 0.31 8164 116,703,827 3.75 17.29
35             21.56                       1,176.00                                294                293,941162                            31514,363                          44.27 0.22 0.30 8138 119,110,193 3.78 17.51
36           22.00           1,200.00                      3.00           293,633,342                                31916,279                      44.06           0.22           0.30           8103 120,863,362 3.79 17.73
Production Scheduling (Mill Feed)                                                                     Units               Total               YT1               Yr2               Yr3 Yrt YT5 Yr6 Yl7 Yr8 Yl9
Starter Pit
Ore Tonnes Mill                                            tonnes                          15.479.676                              1. SOD. COO                             1.809.000 1.500,000 1.80Q000 1.800.000 1.800.001 1300.000 1.500000 1.079675
Strip R3tio                                            SR          2.94                 2.11               220               256               3.19               4.72 3.91 3.54 214 5.24
Cu grade                                            %          0.33                 0.57               040               Q37               0.32               0.21 0.2 023 040 0.19
As grade                                            R/t          50.07                 71.20               64.75               6Q59               45.08               30.76 36.2a 39.17 6540 27.30
Au grade                      8/t           0.19           0.25           030           Q19           0.20           0.15           0.14           0.19           018           0.11

PEA OPPORTUNITIES AND FUTURE STUDIES

Several opportunities are identified that could significantly enhance the economic return outlined in the PEA, including the following:

•	The current Inferred Resources at La Joya provide opportunity for significant project expansion,
•
Mineralization at La Joya is open in most directions with excellent potential to further increased resources. Further infill and expansion drilling is recommended to reclassify resources at a Pre-Feasibility Study level,

•	Additional and detailed metallurgical test work will be completed aiming to optimize the metallurgical flow sheet and potentially improve metal recoveries,
•	Review and optimization of the mining schedule could potentially provide opportunities for reduction in waste and haulage costs which could decrease capital and operating mining costs,
•
This PEA does not address the potential for recovery of several other identified potential products including tungsten, molybdenum, lead, zinc, and tin which may have significant value. Further work is recommended, and

•	Several other targets have been identified on the plus 10,000 hectare concession that remain to be explored for potential new discoveries

The Qualified Persons for this Technical Report and who have reviewed and approved the contents of this news release are Mark Horan, M.Sc., P.Eng., James Barr, P.Geo., Scott Martin, P.Eng. and Graham Wilkins, P.Eng. from the consulting firm of EBA, a Tetra Tech Company, and Ting Lu, M.Sc., P.Eng., Hassan Ghaffari, MASc., P.Eng., Sabry Abdel-Hafez, PhD., P.Eng. and Nick Michael from Tetra Tech. The Technical Report for the PEA will be filed on SEDAR with 45 days of this release.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 725,000 ounces of silver and 30,000 ounces of gold in 2013. Major expansion and construction of a 3,000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of the La Joya project, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance as outlined in the PEA , including silver, copper and gold production and planned work programs at La Joya. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the La Joya property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the development of the La Joya project pursuant to the PEA; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in a profitable mining operation at La Joya; risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral resources as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to the La Joya property being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the La Joya property being located in Mexico, including political, economic, social and regulatory instability. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release addresses the La Joya PEA and is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President and COO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.